UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 02, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Notice of Redemption of Securities dated 02 May 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 02, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 May 2025

Barclays PLC

Notice of Redemption and Cancellation of Listing to the Holders of

£1,000,000,000 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (ISIN: XS1998799792; Common Code: 199879979) issued on June 13, 2019*

This notice (the "Notice of Redemption") is in relation to Barclays PLC's (the "Company") £1,000,000,000 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities").

The Securities were issued pursuant to the Contingent Convertible Securities Indenture (the "Base Indenture"), dated August 14, 2018, between the Company and The Bank of New York Mellon, London Branch as Trustee (the "Trustee"), and The Bank of New York Mellon SA/NV, Luxembourg Branch, as the Contingent Convertible Security Registrar (the "Contingent Convertible Security Registrar"), as further supplemented by the Third Supplemental Indenture, dated June 13, 2019, between the Company, the Trustee, and the Contingent Convertible Security Registrar (the "Third Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). Capitalised terms used herein and not defined herein shall have the meanings ascribed to such terms in the Indenture.

The Company hereby notifies the Holders that it elects to redeem and will redeem the Securities pursuant to Section 11.02 of the Base Indenture and Sections 2.04 and 2.07 of the Third Supplemental Indenture. Accordingly, the Company has requested that the Trustee provide the Notice of Redemption to all Holders of the Securities.

The outstanding Securities will be redeemed on June 15, 2025 (the "Redemption Date") at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest from, and including, March 15, 2025 to, but excluding, the Redemption Date (the "Redemption Price"). The Redemption Date is not a business day and, as a result, the payment of principal and interest payable on redemption of the Securities will be made on June 16, 2025, which is the next succeeding business day. Accordingly, the listing of the Securities on the London Stock Exchange's International Securities Market (ISM) will be cancelled on, or shortly after, June 16, 2025.

The location where Holders may surrender the Securities and obtain payment of the Redemption Price is The Bank of New York Mellon, 160 Queen Victoria Street, London EC4V 4LA, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov1@bnymellon.com, Fax: +44 (0) 20 7964 2536.

On the Redemption Date, the Redemption Price will become due and payable and interest on the Securities will cease to accrue. Before the Redemption Date, the Company will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Securities. When the Company makes such a deposit, all rights of Holders of the Securities will cease, except the Holders' rights to receive the Redemption Price, but without interest, and the Securities will no longer be outstanding.

Should any Holder of the Securities have any queries in relation to this Notice of Redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

*This CUSIP number has been assigned to this issue by a third-party, and is included solely for the convenience of the Holders of the Securities. Neither Barclays PLC nor the Trustee shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Securities or as indicated in any redemption notice.